SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

NET TALK.COM, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

64112B106
(CUSIP Number)

Copy to:
Anastasios Kyriakides
1080 NW 163rd Drive
Miami, FL 33169
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

CUSIP No. 64112B106

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anastasios Kyriakides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 39,311,557(2)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 39,311,557(2)
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,311,557(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.43%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 292,637,174 shares of the Issuer’s common stock outstanding as of June 8, 2015.
(2)	The securities are held by Kyriakides Investments LTD (“LTD”). Anastasios Kyriakides is the Managing Member of LTD and in such capacity, is deemed to hold voting and dispositive power of the securities held by LTD.

(Page 2 of 6 Pages)

CUSIP No. 64112B106

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyriakides Investments LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 39,311,557
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 39,311,557
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,311,557
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.43%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 292,637,174 shares of the Issuer’s common stock outstanding as of June 8, 2015.
(2)	The securities are held by Kyriakides Investments LTD (“LTD”). Anastasios Kyriakides is the Managing Member of LTD and in such capacity, is deemed to hold voting and dispositive power of the securities held by LTD.

(Page 3 of 6 Pages)

Item 1(a).	Name of Issuer:

Net Talk.com, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1080 NW 163rd Drive, Miami, Florida 33169

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Anastasios Kyriakides and Kyriakides Investments LTD (collectively, the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

1080 NW 163rd Drive, Miami, Florida 33169

Item 2(c).	Citizenship.

Anastasios Kyriakides is a United States citizen.

Kyriakides Investments LTD is established in the State of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number.

64112B106

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 39,311,557

(b) Percent of class: 13.43% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 39,311,557(2)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 39,311,557(2)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)	Based on 292,637,174 shares of the Issuer’s common stock outstanding as of June 8, 2015.
(2)	The securities are held by Kyriakides Investments LTD (“LTD”). Anastasios Kyriakides is the Managing Member of LTD and in such capacity, is deemed to hold voting and dispositive power of the securities held by LTD.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

(Page 4 of 6 Pages)

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2015	By:	/s/ Anastasios Kyriakides
Anastasios Kyriakides

Kyriakides Investments LTD

Date: June 10, 2015	By:	/s/ Anastasios Kyriakides
Anastasios Kyriakides

(Page 6 of 6 Pages)